DC
No Act
P.E. 12-4-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043126

January 12, 2007

Jeffrey A. Welikson
Vice President and Secretary
Lehman Brothers Holdings Inc.
1301 Avenue of the Americas, 5th Floor
New York, NY 10019

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/12/2007

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 4, 2006

Dear Mr. Welikson:

This is in response to your letter dated December 4, 2006 concerning the shareholder proposal submitted to Lehman Brothers by the Central Laborers' Pension Fund. We also have received a letter from the proponent dated January 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 24 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, IL 62651

806085

LEHMAN BROTHERS

RECEIVED

2006 DEC -5 PM 3:30

December 4, 2006

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated June 22, 2006 from Evelyn Y. Davis, presenting a stockholder proposal to be included in Lehman's next proxy statement (the "First Proposal"). Thereafter, Lehman received a letter dated September 28, 2006 from the Central Laborers' Pension Fund (the "Proponent"), also presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Second Proposal"). The First Proposal and the Second Proposal are attached hereto as Exhibit A and Exhibit B, respectively. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Second Proposal. We submit that:

1. The Second Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to Lehman by another proponent that will be included in Lehman's proxy materials for the same meeting.

2. The Second Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The First Proposal

The First Proposal requests that Lehman present to its stockholders a report, updated annually, containing detailed information relating to Lehman's political contributions and expenditures and publish the report initially in newspapers of general circulation and thereafter in each succeeding report to stockholders.

The Second Proposal

The Second Proposal requests that Lehman present to its Audit Committee a report, updated semi-annually, containing detailed information relating to Lehman's political contributions and expenditures, as well as the policies and procedures for political contributions and expenditures made with corporate funds, and publish the report on Lehman's website.

Background

Lehman maintains leadership positions in investment banking, equity and fixed income sales, trading and research, private investment management, asset management and private equity.

Lehman's political contributions are made either directly by Lehman Brothers Inc. ("LBI"), a Lehman subsidiary, using corporate funds or through its political action committee, the Action Fund of Lehman Brothers Inc. (the "PAC"), which is funded entirely through voluntary employee donations. The PAC acts independently of Lehman in making its political contributions. Political contributions by LBI using its corporate funds are prohibited under applicable election laws at the federal level and at the state level in many states. Accordingly, LBI's corporate contributions are limited under election law to certain states that permit corporate contributions. Moreover, LBI's PAC gives exclusively to federal campaigns and committees. Contributions made with LBI's corporate funds and by its PAC are further restricted by the Municipal Securities Rulemaking Board (the "MSRB"), which prevents LBI, as an underwriter of municipal securities, and its PAC from making contributions to certain candidates. The PAC is subject to comprehensive federal regulation of its operations by the Federal Election Commission. Lehman has adopted a comprehensive political contributions policy that ensures its continuing compliance with the regulatory framework.

These regulatory authorities also require that the majority of the information requested by the Second Proposal be made publicly available. For example, the regulations of the Federal Election Commission at 11 C.F.R. Sec. 100 *et seq.* mandate extensive reports by the PAC itemizing its contributions and donations to political candidates and committees. Similarly, Rule G-37 of the MSRB requires disclosure of certain contributions made by LBI or its PAC. In addition, applicable state and local election laws require recipients of campaign contributions to disclose the amount of political contributions received by them. Hence, political contributions by both LBI and its PAC are subject to significant external oversight, which requires a high degree of transparency, and limits Lehman's political contributions.

Finally, the dues Lehman pays to trade associations are used for a variety of purposes, only a percentage of which are in turn used for political activities by a given trade association. The portion of trade association dues relating to political activities is aggregated with Lehman's other lobbying expenses and is publicly disclosed in LBI's lobbying disclosure reports.

Rule 14a-8(i)(11) —Substantial duplication

Under Rule 14a-8(i)(11), a proposal may be omitted from proxy materials if it substantially duplicates a proposal previously submitted to the company by another shareholder, which proposal will be included in the company's proxy statement. Prior to its receipt of the Second Proposal, Lehman received the First Proposal, also relating to publication of political contributions, that it intends to include in its proxy materials.

The Staff has consistently taken the position that proposals with the same "principal thrust" or "principal focus" may be substantially duplicative even if such proposals differ as to terms and scope. See Pacific Gas & Electric Co. (Feb. 1, 1993). See also Paychex, Inc. (Jul. 18, 2005) and Verizon Communications Inc. (Jan. 31, 2001). We believe the purpose of Rule 14a-8(i)(11) is to limit shareholder confusion and to protect the board from potentially implementing different proposals relating to the same subject matter.

Like the Second Proposal, the First Proposal calls for disclosure of corporate political contributions. The First Proposal recommends that the Board of Directors direct management to publish annually a detailed statement of political contributions made by Lehman. The First Proposal requests that the detailed statement include (i) Lehman's direct and indirect political contributions in the prior fiscal year, (ii) the date of each such contribution, (iii) the amount of each such contribution and (iv) the identity of the person or persons to whom each such contribution was made.

The differences between the Second Proposal and the First Proposal are: (i) the Second Proposal requests semi-annual reporting and the First Proposal requests annual reporting; (ii) the Second Proposal requests reports be delivered to the Audit Committee or other relevant oversight committee and published on Lehman's website, while the First Proposal requests reporting to stockholders and publication in newspapers of general circulation; and (iii) the Second Proposal requests the report on corporate political contributions reference internal guidelines or policies for political contributions and the First Proposal only requires a detailed accounting of such contributions.

Although the terms and scope of the two proposals are somewhat different, the core issue of both proposals is substantially the same: disclosure of corporate political contributions. If both proposals were included in Lehman's proxy materials it would be confusing to stockholders and if more than one of the proposals were approved by stockholders Lehman would face difficulty in implementing both proposals due to differences in their terms and scope.

The Staff has previously permitted exclusion of a duplicative proposal where, as here, the proposals both relate to disclosure of corporate political contributions. Recently, in Bank of America Corp. (Feb. 14, 2006), under circumstances very similar to those presented here, the registrant agreed to include a shareholder proposal from Evelyn Y. Davis (substantially identical to the First Proposal in our instance) and successfully argued to exclude a similar proposal from the American Federation of Labor and Congress of Industrial Organizations (with a resolution that is substantially identical to that included in the Second Proposal in our instance). The registrant in Bank of America Corp. successfully argued that although the terms and scope of the proposals were somewhat different, the core issue of both proposals was substantially the same: disclosure of corporate political contributions. See also Time Warner, Inc. (Feb. 11, 2004) (a proposal requesting an annual report on corporate resources devoted to supporting political entities or candidates was excludable on the basis of a substantially similar proposal previously submitted that the registrant agreed to include in its proxy materials); Chevron Texaco Corp. (Jan. 27, 2004) (a proposal requesting an annual report to stockholders containing policies for corporate political contributions was excludable on the basis of a substantially similar proposal that called for semi-annual reports that was previously submitted); and General Electric Co. (Jan. 20, 2004) (a proposal requesting preparation of a report by the registrant's board of directors describing the registrant's political contribution policies and contributions made was excludable on the basis of a substantially similar proposal that was previously submitted, despite the fact that the latter proposal included a request for a category of information not included in the first proposal). As in these prior no-action letters, both the First Proposal and the Second Proposal relate to disclosure of corporate political contributions. We therefore respectfully submit that the Second Proposal may be excluded.

Rule 14a-8(i)(3) – Violation of Proxy Rules

The Second Proposal may be excluded pursuant to Rule 14a-8(i)(3) which permits a company to exclude from its proxy materials a shareholder proposal that "is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Second Proposal states that "In 2003-04, the last fully reported election cycle, [Lehman] contributed at least $35,000 in soft money." Lehman represents, however, that the actual amount of its contributions during this period to organizations operating under 26 U.S.C. Sec. 527 of the Internal Revenue Code (unaffiliated groups that are not required to report to election authorities) was $17,500 in 2003 and zero in 2004. Thus, the Proposal is misleading because it incorrectly states that a more significant amount of Lehman's corporate funds are being used for political contributions than actually are.

In addition, the Second Proposal states that "[Lehman] executives exercise wide discretion over the use of corporate resources for political activities." Lehman represents, however, that it has a formal, written political contribution policy that requires any Lehman employee who desires for a political contribution to be made by LBI to first fill out an approval form which must be approved by the employee's department manager and submitted to Lehman's Compliance Department, Government Affairs Department and Treasurer for review and approval. Thus, the Second Proposal is misleading because Lehman's policies, as well as the extensive regulatory framework described above, limit the discretion of Lehman executives in the use of Lehman corporate resources for political activities. Consequently, stockholders may be more inclined to vote for adoption of the Second Proposal than they would if they possessed accurate information. We therefore submit that the Second Proposal is excludable pursuant to Rule 14a-8(i)(3) because it contains misleading information that effectively prevents stockholders from accurately discerning whether or not an affirmative vote is in their best interests.*

In addition, we submit that the sentences, "Most of these expenditures are not disclosed" and "However, its payments to trade associations used for political activities are undisclosed and unknown" are misleading. As described above, only a percentage of trade association dues are used for political activities and virtually all of the information covered by the Second Proposal is already publicly disclosed in detail. Payments to trade associations that the Proponent refers to as the "new soft money" are publicly disclosed in the aggregate. The above sentences in the Second Proposal, without clarification, would mislead stockholders to believe that Lehman is hiding information from the public when, in fact, that is not the case. We therefore submit that these sentences should be excluded.

Conclusion

For all the reasons set forth above, it is respectfully submitted that the omission of the Second Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Second Proposal is omitted.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter

---

* In the event that the Proposal is not excludable in its entirety, Lehman requests that these false and misleading statements be corrected or deleted.

and all attachments to the Proponent. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

If you have any questions, require further information, or wish to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: /s/ Jeffrey A. Welikson

Name: Jeffrey A. Welikson
Title: Vice President and Secretary

cc. Barry McAnarney
Jennifer O'Dell
(Central Laborers' Pension Fund)
Andrew Keller
(Simpson Thacher & Bartlett LLP)

Exhibit A

The First Proposal

Attached hereto as separate PDF attachment.

T. Russo

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

CERTIFIED RETURN
RECEIPT REQUESTED

June 22,2006

(202) 737-7755 OR

Dick Fuld, CEO
LEHMAN BROS.
NYC

Dear Dick:

This is a formal notice to the management of Lehman that Mrs. Evelyn Y. Davis, who is the owner of 100 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 07. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs Evelyn Y Davis

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Exhibit B

The Second Proposal

Attached hereto as separate PDF attachment.

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 • JACKSONVILLE, IL 62651 • (217) 243-8521 • FAX (217) 245-1293

Sent Via Fax 646-758-2651

September 28, 2006

Mr. Jeffery Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc.
1301 Avenue of the Americas, 5th Floor
New York, NY 10019

Dear Mr. Welikson,

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lehman Brothers Holdings, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,192 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact, Jennifer O'Dell, Assistant Director, LIUNA Corporate Affairs Department, at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell to the following address: Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Jennifer O'Dell

Enclosure

Pride of the Industry

Resolved: That the shareholders of Lehman Brothers Holding Company, Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1.Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2.Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

This report shall be presented to the board of directors' audit committee or other relevant oversight committee, and posted on the company's website to reduce costs to shareholders.

Supporting Statement: As long-term shareholders of Lehman Brothers, we support policies that apply transparency and accountability to corporate spending on political activities. Such disclosure is consistent with public policy and in the best interest of the Company's shareholders.

Company executives exercise wide discretion over the use of corporate resources for political activities. These decisions involve political contributions, called "soft money." They also involve payments to trade associations and related groups used for political activities that media accounts call the "new soft money." Most of these expenditures are not disclosed. In 2003-04, the last fully reported election cycle, the Company contributed at least $35,000.00 in soft money. (Center for Public Integrity, Silent Partners: http://www.publicintegrity.org/527/db.aspx?act=main) However, its payments to trade associations used for political activities are undisclosed and unknown. The proposal asks the Company to disclose its political contributions and payments to tax exempt organizations including trade associations.

The Bi-Partisan Campaign Reform Act of 2002 allows companies to contribute to independent political committees, also known as 527s, and to give to tax-exempt organizations that make political expenditures and contributions.

Absent a system of accountability, corporate executives will be free to use company assets for political objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. Relying on publicly available data does not provide a complete picture of the Company's political expenditures. The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support **FOR** this critical governance reform.

usbank.
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387, Mail Code SL-MO-T16T
St. Louis, MO 63166-0387

Sent Via Fax 646-758-2651

September 28, 2006

Mr. Jeffrey A. Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc.
1301 Avenue of the Americas, 5th Floor
New York, NY 10019

Re: Shareholder Proposal

Dear Mr. Welikson,

U.S. Bank holds 3,192 shares of DR Horton common stock beneficially for Central Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Lehman Brothers Holdings, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

LEHMAN BROTHERS

KAREN B. CORRIGAN
VICE PRESIDENT AND ASSISTANT SECRETARY

October 5, 2006

BY FAX ((217) 245-1293) AND OVERNIGHT DELIVERY

Mr. Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Dear Mr. McAnarny:

I am responding to your September 28, 2006 letter (the "Letter") to Lehman Brothers Holdings Inc. ("Lehman") containing a shareholder proposal asking Lehman to provide a report, updated semi-annually, disclosing Lehman's policies and procedures for political contributions and expenditures and any monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code.

In order to submit a shareholder proposal, you must satisfy the requirements of Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission. Under Rule 14a-8(b), you must have continually held at least $2,000 in market value of Lehman common stock for at least one year by the date the proposal was submitted. You are not a registered holder of Lehman common stock. Therefore, Rule 14a-8(b) requires proof of ownership through a written statement from the record holder of your securities as to which you claim beneficial ownership or a copy of a Schedule 13D or 13G or a Form 3, 4 or 5 filing reflecting your ownership of Lehman common stock. The Letter did not include such proof, but noted that you would provide appropriate verification by separate letter. Although we received a fax on September 29, 2006 from U.S. Bank (the "Fax") regarding shares beneficially owned by the Central Laborers' Pension Fund, the Fax (attached as Exhibit A) does not make reference to Lehman common stock.

Please remedy this deficiency by submitting the required information to me at the fax number below, or to Jeffrey Welikson via fax at 646-758-2651, by October 19, 2006.

Sincerely,

Karen B. Corrigan

LEHMAN BROTHERS HOLDINGS INC.
1301 AVENUE OF THE AMERICAS, NEW YORK, NY 10019 TELEPHONE 212 526 0582 FACSIMILE 646 758 2655 EMAIL KAREN.CORRIGAN@LEHMAN.COM

usbank. Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387, Mail Code SL-MO-T16T
St. Louis, MO 63166-0387

Sent Via Fax 646-758-2651

October 10, 2006

Mr. Jeffrey A. Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc.
1301 Avenue of the Americas, 5th Floor
New York, NY 10019

Re: Shareholder Proposal

Dear Mr. Welikson,

U.S. Bank holds 3,192 shares of Lehman Brothers Holdings, Inc. common stock beneficially for Central Laborers' Pension Fund, the proponent of a shareholder proposal submitted to Lehman Brothers Holdings, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Central Laborers' Pension Fund were held for at least one year and the fund intends to continue to hold said stock through the date of the annual meeting of shareholders.

Please contact me if there are any questions regarding this matter.

Sincerely,

Rebecca Hassard

Rebecca Hassard
Account Manager

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

January 2, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request for no-action determination by Lehman Brothers Holdings Inc.; shareholder proposal by Central Laborers' Pension Fund

Dear Sir or Madam,

By letter dated December 4, 2006, Lehman Brothers Holdings Inc. ("Lehman" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if Lehman omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the Central Laborers' Pension Fund (the "Fund").

The Proposal requests that Lehman report semi-annually to shareholders on (a) policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds; (b) an accounting of the Company's funds that are used for political contributions and expenditures, including (i) contributions to or expenditures on behalf of entities organized and operating under 26 U.S.C. section 527 and (ii) any portion of dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under 26 U.S.C. section 162(c)(1)(B); (c) identification of the person or persons at Lehman who participated in the decision to make the political contribution or expenditure; and (d) the internal guidelines or policies, if any, governing the Company's political contributions and expenditures. The Proposal also urges that the report be provided to the audit committee of the Company's board or other relevant oversight committee and posted on the Company's web site.

Lehman argues that the Proposal is excludable under (a) Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal, and (b) Rule 14a-8(i)(3), on the ground that it is materially false or misleading. Because Lehman has not satisfied its burden of proving its entitlement to rely on either exclusion, its request for relief should be denied.

The Proposal Does Not Substantially Duplicate the Davis Proposal

Lehman contends that the Proposal substantially duplicates an earlier-received proposal submitted by Evelyn Davis (the "Davis Proposal") that will appear in Lehman's proxy statement and thus is excludable under Rule 14a-8(i)(11). The Davis Proposal asks that Lehman publish its political contributions and lobbying expenditures in several general circulation newspapers and then "in each succeeding report to shareholders." Although both proposals deal with the broad issue of corporate political activity, their scopes and requested actions differ so much that they should not be considered substantially duplicative.

The first key difference between the Proposal and the Davis Proposal is the intended audience for the requested disclosures. The main focus of the Davis Proposal is disclosure to the broader public via newspaper advertisements. Near the end of the resolved clause, the Davis Proposal also asks for disclosure in "each succeeding report to shareholders." This vague language, which has the feel of an afterthought, is difficult to interpret; presumably, the Davis Proposal does not intend for the disclosure to appear in every 8-K, 10-Q and other periodic report to shareholders throughout the year. The Davis Proposal makes no mention of the board of directors.

The Proposal, by contrast, focuses on keeping both shareholders and the board's audit committee informed about the Company's political activities. The aim of the Proposal is to provide shareholders with comprehensive information not only about Lehman's contributions and expenditures but also about the quality of oversight of the process within Lehman. Information about the decision making process, in the Fund's view, allows shareholders to assess the risk created by the Company's political activities. The Proposal does not seek to inform the public at large.

The scope of the contributions and expenditures as to which disclosure is requested also vary significantly. The Davis Proposal limits itself to amounts contributed "in respect of a political campaign, political party, referendum or citizens initiative, or attempts to influence legislation . . . ." The Proposal, by contrast, is much more comprehensive: It seeks disclosure not only of corporate contributions to campaigns, parties and initiatives, some of which have been limited by law, but also of contributions to or expenditures on behalf of independent political committees operating under section 527 of the Internal Revenue Code and amounts paid to entities such as trade associations that are used for political purposes.

This last difference between the Proposal and the Davis Proposal is especially important. Trade association political activity has attracted a great deal of media attention, though the full extent of this activity is difficult to measure because it avoids election law regulation, including disclosure requirements. (E.g., Jim VandeHei and Tom Hamburger, "Drug Firms Underwrite U.S. Chamber's TV Ads," The Wall Street Journal, Oct. 6, 2000, at A24.) One campaign finance expert has dubbed these contributions "the new soft money." (Tom Hamburger, "Trade Groups Join Bush on Social Security," Los Angeles Times, Apr. 11, 2005.) According to a report by Public Citizen, 501(c) groups—including associations such as the Chamber of Commerce as well as ostensibly grassroots groups backed by trade associations--spent at least $87.8 million in the 2000 and 2002 election cycles (a figure that is almost certainly understated due to the paucity of disclosure regarding their activities). (See Public Citizen, "The New Stealth PACs: Tracking 501(c) Non-Profit Groups Active in Elections" (Sept. 2004) available at http://www.stealthpacs.org/ documents/StealthPACs.pdf)

News reports indicate that financial services firms were likely contributors to groups set up to promote social security reform and individual retirement accounts. (See Jim VandeHei, "A Big Push on Social Security," The Washington Post (Jan. 1, 2005); Landon Thomas Jr., "Wall St. Lobby Quietly Tackles Social Security," The New York Times (Dec. 21, 2004)) The Davis Proposal's omission of payments to and on behalf of trade associations thus constitutes a critical difference from the much more comprehensive approach taken by the Proposal.

Finally, the disclosure requested by the Davis Proposal does not include any information on the process by which Lehman's management decides to make political contributions. The Proposal gives as much attention to this process as to disclosure of the contributions and expenditures themselves. The Proposal asks Lehman to disclose the policies and procedures governing political contributions and expenditures and any internal guidelines used during the decision making process. It also asks Lehman to identify the persons involved in deciding to engage in political activities.

The Fund believes that *ad hoc* decisions, especially those made by lower-level employees who do not know the full range of a company's political activities, have a higher likelihood of creating unacceptable risks for the company and its shareholders. The Fund also believes that understanding a company's decision making process allows shareholders to evaluate the robustness of the oversight process and engage in a dialogue with the company about potential value-enhancing changes.

The nature of the differences between the Proposal and the Davis Proposal—namely, that the Proposal in each respect goes well beyond the Davis Proposal—eliminates the possibility of shareholder confusion, an important policy behind the (i)(11) exclusion. The Proposal and the Davis Proposal do not conflict with each other, as would be the case if a proposal urging annual election of all directors and one pressing for triennial director elections were submitted for a shareholder vote at the same company. (See Monsanto Company (Feb. 7, 2000)(allowing exclusion where proposals both dealt with director election timing but urged different arrangements)) A shareholder voting on both proposals could easily understand what the effect of approving both of them would be.

Lehman asserts that it would "face difficulty" in implementing both proposals, but does not explain why. Examination of the measures requested in both proposals shows that implementation of both would be quite straightforward. Lehman could do so by making the newspaper disclosure requested in the Davis Proposal and by adopting the other measures urged in the Proposal, which include but go further than the limited measures requested in the Davis Proposal.

The Proposal Does Not Contain Materially False or Misleading Statements

Lehman also attacks the Proposal under Rule 14a-8(i)(3), which allows exclusion of a proposal that violates any of the Commission's other proxy rules, including Rule 14a-9's prohibition on materially false or misleading statements. Specifically, Lehman complains that the Proposal's statement that Lehman contributed at least $35,000 in soft money in 2003-04 is false because Lehman in fact only contributed $17,500.

IRS records contradict Lehman's account. The IRS filings for the Republican Governor's Association and Democratic Governors' Association represent that Lehman contributed $10,000 to the RGA and $7,500 to the DGA in each of 2003 and 2004, totaling $35,000. The forms are searchable on the IRS's web site under https://forms.irs.gov/politicalOrgsSearch.

Next, Lehman points to the statement that its "executives exercise wide discretion over the use of corporate resources for political activities." Lehman points to an approval process it uses for political contributions and expenditures, arguing that executives' discretion is limited thereby. Such material more appropriately belongs in Lehman's Statement in Opposition to the Proposal, where Lehman can make its case that its current procedures are sufficiently well-disclosed and adequate. If the Staff believes that the Proposal is misleading as drafted, however, the Fund would be willing to clarify the point that the language regarding the extent of discretion accorded to Lehman executives reflects the Fund's judgment.

Lehman also characterizes as misleading the Proposal's assertions regarding the lack of public disclosure regarding the use of trade association dues for political purposes and the amounts paid by Lehman to trade associations that are used for such purposes. The Fund stands by both statements. The fact that trade associations engage in non-political activities is irrelevant to the present analysis. Lehman concedes that the portion of trade association dues relating to political activities is aggregated with all of Lehman's other lobbying expenses and is publicly disclosed only in total. Thus, Lehman admits that the information sought in the Proposal is not separately available to shareholders, the very point the challenged language makes.

To conclude, Lehman has failed to establish that the Proposal is substantially duplicative of the Davis Proposal or that the Proposal contains any materially false or misleading statements that violate Rule 14a-9. As a result, Lehman should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(3) or (i)(11).

* * * * *

The Fund is pleased to be of assistance to the Staff on this matter. If you have any questions or need additional information, please do not hesitate to contact me at 217-243-8521.

Sincerely,

Barry McAnarney
Executive Director

C: Jeffrey A. Welikson
Lehman Brothers Holdings Inc.
Fax # 646-758-2651

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 4, 2006

The proposal requests that Lehman Brothers prepare a report concerning political contributions that contains information specified in the proposal.

There appears to be some basis for your view that Lehman Brothers may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Lehman Brothers' 2007 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Lehman Brothers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lehman Brothers relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser